UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*




                               UROMED CORPORATION
                           --------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                             ----------------------
                         (Title of Class of Securities)

                                    917274102
                               ------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 9, 1996
                            ------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 7 Pages

                                  SCHEDULE 13D

       CUSIP No.  917274102                                    Page 2 of 7 Pages


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               SOROS CAPITAL, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               BERMUDA

                      7      Sole Voting Power
 Number of                          1,445,454
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,445,454
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,445,454

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain
        Shares*              [_]

13      Percent of Class Represented By Amount in Row (11)

                                    5.47%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

       CUSIP No.  917274102                                    Page 3 of 7 Pages


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               STEVEN J. GILBERT

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               UNITED STATES

                      7      Sole Voting Power
 Number of                          1,660,297
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,660,297
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,660,297

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain
        Shares*              [_]

13      Pe cent of Class Represented By Amount in Row (11)

                                    6.28%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages


Item 1.   Security and Issuer.

          This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, no par value (the "Shares"), of UroMed Corporation (the "Issuer"). This Amendment No. 2 amends the initial statement on Schedule 13D dated April 15, 1994 as previously amended by Amendment No. 1 thereto dated June 11, 1996 (together, the "Initial Statement") filed by the Reporting Persons (as defined herein). The address of the principal executive offices of the Issuer is 64A Street, Needham, Massachusetts 02194. This Amendment No.2 is being filed to report the recent disposition of Shares for the accounts of the Reporting Persons, as a result of which the percentage of the class of Shares of which the Reporting Persons may be deemed the beneficial owners has decreased by more than one percent. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Initial Statement. The Initial Statement is supplementally amended as set forth herein.

Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate number of Shares of which Soros Capital may be deemed a beneficial owner is the 1,445,454 Shares held for its account (approximately 5.47% of the total number of Shares outstanding).

          The aggregate number of Shares of which Mr. Gilbert may be deemed a beneficial owner is 1,660,297 (approximately 6.28% of the total number of Shares which would be outstanding assuming the exercise of all of the stock options held for the account of Mr. Gilbert). This number consists of (i) 1,445,454 Shares held for the account of Soros Capital, (ii) 196,883 Shares held for the account of Mr. Gilbert, and (iii) 17,960 Shares issuable upon exercise of stock options granted by the Issuer to Mr. Gilbert pursuant to the Issuer's 1991 Stock Option Plan and a Stock Option Agreement dated October 8, 1993.

          The filing of this statement on a joint basis by Soros Capital and Mr. Gilbert shall not be construed as an admission that either is the beneficial owner of any Shares not held for their own accounts.

          (b) By virtue of his position as managing general partner of Soros Capital, Mr. Gilbert holds the sole power to direct the voting and disposition of Shares held for the account of Soros Capital. Mr. Gilbert holds the sole power to vote and dispose of Shares held for his account.

          (c) Except for the transactions listed in Annex B, which were effected at the direction of Mr. Gilbert and were executed in routine brokerage transactions on the over-the-counter market, there have been no transactions effected with respect to the Shares since June 17, 1996 (60 days prior to the date hereof) for the accounts of either of the Reporting Persons.

          (d) The partners of Soros Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Soros Capital (including the Shares) in accordance with their share partnership interests in Soros Capital.

          (e) Not applicable.

                                                               Page 5 of 7 Pages


Item 7.   Material to be Filed as Exhibits.

          (a) Joint Filing Agreement as of June 11, 1996, by and between Soros Capital and Mr. Gilbert (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

          (b) Power of Attorney dated June 7, 1996 granted by Steven J. Gilbert in favor of Mr. Richard W. Gaenzle (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

                                                               Page 6 of 7 Pages



                                                              ANNEX B
                                              RECENT TRANSACTIONS IN THE COMMON STOCK
                                                                OF
                                                        UROMED CORPORATION


 For the Account of      Date of Transaction      Nature of Transaction      Number of Shares           Price per Share
- -------------------     --------------------     ----------------------    -------------------        ------------------


Soros Capital, L.P.            7/30/96                    Sale                     8,800                     $13.500
                               7/31/96                    Sale                    22,000                      12.750
                               8/01/96                    Sale                     8,800                      12.750
                               8/02/96                    Sale                    22,000                      12.800
                               8/05/96                    Sale                     4,400                      12.750
                               8/07/96                    Sale                    30,800                      12.562
                               8/08/96                    Sale                    26,400                      12.750
                               8/09/96                    Sale                    22,000                      12.813
                               8/12/96                    Sale                     8,800                      12.625
                               8/13/96                    Sale                    13,200                      12.563
                               8/14/96                    Sale                    30,800                      12.536
                               8/15/96                    Sale                     8,800                      12.500


Steven J. Gilbert              7/30/96                    Sale                     1,200                     $13.500
                               7/31/96                    Sale                     3,000                      12.750
                               8/01/96                    Sale                     1,200                      12.750
                               8/02/96                    Sale                     3,000                      12.800
                               8/05/96                    Sale                       600                      12.750
                               8/07/96                    Sale                     4,200                      12.562
                               8/08/96                    Sale                     3,600                      12.750
                               8/09/96                    Sale                     3,000                      12.813
                               8/12/96                    Sale                     1,200                      12.625
                               8/13/96                    Sale                     1,800                      12.563
                               8/14/96                    Sale                     4,200                      12.536
                               8/15/96                    Sale                     1,200                      12.500


                                                               Page 7 of 7 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 16, 1996

                                               SOROS CAPITAL, L.P.

                                               By: Steven J. Gilbert
                                                   Managing General Partner


                                               By: /s/ Richard W. Gaenzle
                                                   -------------------------
                                                   Richard W. Gaenzle
                                                   Attorney-in-Fact



Date:  August 16, 1996                         STEVEN J. GILBERT


                                               By: /s/ Richard W. Gaenzle
                                                   --------------------------
                                                   Richard W. Gaenzle
                                                   Attorney-in-Fact